SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE MIDLAND COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

597486109

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[   ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

                                                               Page 2 of 4 Pages

--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                William T. Hayden

--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]

--------------- ----------------------------------------------------------------
2               SEC USE ONLY

--------------- ----------------------------------------------------------------
4               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

--------------- ----------------------------------------------------------------
                5            SOLE VOTING POWER
     NUMBER
   OF SHARES                 284,621
  BENEFICIALLY  ----------------------------------------------------------------
     OWNED      6            SHARED VOTING POWER
      BY
     EACH                    248,473
   REPORTING    ----------------------------------------------------------------
  PERSON WITH   7            SOLE DISPOSITIVE POWER

                             284,621
--------------- ----------------------------------------------------------------
                8            SHARED DISPOSITIVE POWER

                             430,432
--------------- ----------------------------------------------------------------
9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                715,053

--------------- ----------------------------------------------------------------
10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

--------------- ----------------------------------------------------------------
11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                8.0%
--------------- ----------------------------------------------------------------
12              TYPE OF REPORTING PERSON*

                IN
--------------- ----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

Item	1(a)	Name of Issuer: The Midland Company

1(b)	Address of Issuer's Principal Executive Office: 7000 Midland Boulevard Amelia, Ohio 45102-2607

2(a)	Name of Persons Filing: William T. Hayden

2(b)	Address of Principal Business Office: 7000 Midland Boulevard Amelia, Ohio 45102-2607

2(c)	Citizenship: U.S.A.

2(d)	Title of Class of Securities: Common Stock, No Par Value

2(e)	CUSIP No.: 597486109

3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a: N/A

4.	Ownership: (a) See Item 9 of cover page. (b) See Item 11 of cover page. (c) See Items 5-8 of cover page.

Items 5, 7 and 9 include 215,549 shares held by Mr. Hayden as Trustee of trusts for the benefit of immediate family members, 9,863 shares held by Mr. Hayden’s spouse and 15,500 shares that may be acquired through the exercise of options within 60 days. Items 6, 8 and 9 include 236,525 shares held by Mr. Hayden as Co-Trustee for various trusts and 11,948 shares held by Mr. Hayden as Co-Trustee of trusts for the benefit of immediate family members, over all of which Mr. Hayden shares voting and investment power. Items 8 and 9 include 181,959 shares held by Mr. Hayden as Co-Trustee of various trusts over which Mr. Hayden shares investment power only.

According to its Form 10-Q filed with the SEC on November 8, 2001, as of September 30, 2001, Midland had 8,879,893 shares of its Common Stock outstanding. Accordingly, Mr. Hayden is deemed to beneficially own 8.0% of the outstanding Common Stock of Midland.

5.	Ownership of 5% or less of class: N/A

Page 4 of 4 Pages

6.	Ownership of more than 5% on behalf of another person : N/A

7.	Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

8.	Identification and classification of members of the group: N/A

9.	Notice of dissolution of group: N/A

10.	Certification: N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2002	/s/William T. Hayden William T. Hayden